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                                                                    Exhibit 12.1

                            Dow Corning Corporation
              Computation of Ratio of Earnings to Fixed  Charges
                           (in millions of dollars)



                                                               Year ended December 31,               Six months ended June 30,
                                                               -----------------------               -------------------------
                                                   1998         1997      1996     1995      1994       1999          1998
                                                 --------      -------   -------  ------    -------    --------     --------
Earnings:

Income (loss) from continuing operations
before income taxes, minority interest
and cumulative effects of changes in
accounting principles                             (934.2)       427.3    409.0    (22.9)     14.6         78.2         175.9

Less:
Equity in earnings (losses) of
less than 50%-owned companies
in excess of distributed income                     (0.3)        (0.6)    (0.4)    (0.7)     (0.8)        (0.3)         (0.7)

Add:
Fixed charges                                       90.3         27.5     23.2     65.8     100.5         63.1          15.1
Amortization of capitalized interest                11.0          7.7      9.1     11.4       8.8          6.1           3.3

Deduct:
Interest capitalized during the period              57.8            -       -       3.3      14.3         11.3            -
                                                 --------      -------   -------  ------    -------    --------     --------
Earnings (losses) for computation purposes        (890.4)        463.1    441.7    51.7     110.4        136.4         195.0
                                                 ========       =======  =======  ======    =======    ========     ========


Fixed charges:
Interest, expensed or capitalized                   70.4          11.0     7.8     49.6      84.6(B)     53.7           6.0
Amortization of debt expense                          -             -       -       0.2       0.7           -             -
Portion of rents representative of
the interest factor.                                19.9          16.5    15.4     16.0      15.2          9.4           9.1
                                                  --------       ------  ------- -------    ------      -------        -------
Fixed charges for computation purposes              90.3          27.5    23.2     65.8     100.5         63.1          15.1
                                                  ========       ======   ======  ======    =======     ========       =======
                                                  --------       ------  -------  ------    -------     --------       -------
Ratio of earnings to fixed charges                  (A)           16.9    19.0      0.8       1.1          2.2          12.9
                                                  ========       ======  =======  ======    =======     ========       =======

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(A)  Earnings are inadequate to cover fixed charges. The amount of the coverage deficiency for the year ended December 31, 1998 was $980.7

(B) Interest on indebtedness, expensed or capitalized, includes $28.3 in imputed interest recognized on the net discounted implant liability.